Exhibit 99.1

World Premiere for New Volvo 7700 City Bus

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 13, 2006--Volvo Buses (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) is premiering the new version of the Volvo 7700 city bus in Paris today. The major news is the environmentally adapted and fuel-efficient 9-liter engine.

With the new Volvo 7700, Volvo Buses has a product that can meet most customers' demands for a low-floor bus in city traffic. The Volvo 7700 is available as a 12-meter bus for up to 95 passengers and as an 18-meter articulated bus with space for up to 150 passengers.

The big news for the Volvo 7700 is the shift from a 7-liter engine to Volvo's new 9-liter engine. This makes the bus suitable for all types of city bus environments and combined with an improved transmission the new engine ensures more comfortable and, in particular, more efficient driving in city traffic.

The new engine is available in diesel and gasoline versions and meets the Euro 4 emission standards. Due to Volvo choosing SCR (Selective Catalytic Reduction) technology, the company can now already offer its customers an engine that also meets the proposed Euro 5 emission standards, requirements that do not become effective until 2009.

SCR technology also contributes to reducing fuel consumption compared with earlier engine generations. With today's high fuel prices, this is a strong argument, and Volvo Buses has already received orders for nearly 300 of the new Volvo 7700.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Per-Martin Johansson, +46 31 322 52 00